Filed by PlainsCapital Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: PlainsCapital Corporation

(Commission File No. 333-182513)

The following is a cover letter, memorandum and consent to surrender of stock-based awards sent beginning on August 29, 2012 to certain holders of outstanding PlainsCapital Corporation stock options:

Date:	August 29, 2012
To:	[Participant Name]
From:	Scott Luedke
E.V.P. and General Counsel
RE:	Outstanding Equity Awards

Dear [Participant Name]

As described in a press release dated May 9, 2012, PlainsCapital Corporation (“PCC”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hilltop Holdings Inc. (“Hilltop”) and Meadow Corporation (a direct, wholly-owned subsidiary of Hilltop) (“Merger Sub”) dated as of May 8, 2012, pursuant to which, if the transaction is completed, PCC will merge with and into Merger Sub (the “Merger”). The completion of the Merger is subject to the satisfaction of a number of conditions, including receipt of regulatory approval and shareholder approval.

You are receiving this correspondence because you currently hold certain outstanding equity awards relating to the common stock of PCC that will be impacted by the Merger. According to our records, you currently hold the awards set forth on the included schedule. This schedule sets forth the type of awards you have outstanding, along with the number of shares subject to each award, and, to the extent applicable, the exercise price for the award.

We understand that you may have questions regarding the treatment of your outstanding equity awards in connection with the Merger. We have included a summary with respect to each type of equity award you currently hold that includes questions and answers. These questions and answers provide a brief overview of the treatment of your currently outstanding equity awards in connection with the Merger.

We also have included a “Consent to Surrender of Stock-Based Awards” for your review and signature. The Merger Agreement requires each holder of equity awards to enter into a Consent to Surrender of Stock-Based Awards in order for that holder to receive any payments in respect of the holder’s equity compensation award in connection with the Merger. It is important that you sign and return the Consent to Surrender of Stock-Based Awards to PCC prior to the closing date of the Merger so that any benefits in respect to your equity awards can be delivered to you following the Merger.

Please sign and return a copy of the signed Consent to Surrender of Stock-Based Awards to Linda Irby, Executive Vice President, Chief Human Resources Officer, either via U.S. Mail at 2323 Victory Avenue, Suite 1400, Dallas, TX 75219, via e-mail at lirby@plainscapital.com, or via facsimile at (214) 252-4192.

[Schedule of Outstanding Awards]

QUESTIONS AND ANSWERS REGARDING

TREATMENT OF PLAINSCAPITAL STOCK OPTIONS IN THE MERGER

As described in a press release dated May 9, 2012, PlainsCapital Corporation (“PCC”) has entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hilltop Holdings Inc. (“Hilltop”) and Meadow Corporation (a direct, wholly-owned subsidiary of Hilltop) (“Merger Sub”) dated as of May 8, 2012, pursuant to which, if the transaction is completed, PCC will merge with and into Merger Sub (the “Merger”) and will become a wholly-owned subsidiary of Hilltop. The completion of the Merger is subject to the satisfaction of a number of conditions, including receipt of regulatory approval and shareholder approval. If the Merger is completed, all shares of PCC’s common stock will be exchanged for cash and shares of Hilltop’s common stock. Your outstanding PCC stock options will be impacted by the completion of the Merger. This Q&A provides a brief overview regarding the treatment of your currently outstanding PCC stock options in connection with the Merger. This Q&A is a summary of the treatment of outstanding PCC stock options under the Merger Agreement and, in the event of a conflict between this Q&A and the Merger Agreement, the Merger Agreement controls. The examples provided in this Q&A are based on hypothetical numbers and amounts and are for illustrative purposes only.

Please note that the potential timing for completion of the Merger cannot be determined with certainty at this time. More information on the Merger (including any publicly filed information) will be posted on https://www.plainscapital.com/investors as such information becomes available.

PlainsCapital Stock Incentive Stock Options

Q1:	I currently hold vested incentive stock options to purchase common stock of PCC – can I exercise these options?

A1:	Yes. You can exercise your vested options through the effective time of the Merger (or, if earlier, until the date you enter into a Consent to Surrender of Stock-Based Awards, as discussed in Q&A 2 below). If you exercise your vested options, you will receive the Merger consideration on the same terms as the other PCC shareholders in the transaction. Upon exercise of your options, you must pay the exercise price to PCC. As of the date of this Q&A, all outstanding options are 100% vested.

If you exercise your PCC incentive stock options prior to the effective time of the Merger, you may be able to preserve the incentive stock option treatment with respect to the shares you receive in the Merger in exchange for any PCC shares your receive on the exercise of your incentive stock options. You are advised to consult with your own tax advisor regarding whether you would be able to preserve the incentive stock option treatment of a portion of your options. The Company makes no representation, guarantee or other undertaking regarding the tax consequences to you if you exercise your options prior to the effective time of the Merger.

Q2:	If I do not exercise my incentive stock options, what happens to my options in connection with the Merger?

A2:

In connection with the Merger, you will be asked to enter into a “Consent to Surrender of Stock-Based Awards”, a copy of which was included with this packet. Pursuant to that agreement, in connection with the surrender and cancellation of each share of PCC common stock underlying your options, you will receive consideration consisting of 0.776 shares of Hilltop common stock and $9.00 in cash, subject to certain adjustments, and cash in lieu of any fractional shares (reduced by the applicable exercise price and withholding taxes). To the extent your exercise price for your option is greater than or equal to the value of the Merger consideration, your options will be cancelled for no consideration. For example, if the total per share value of the Merger consideration is $15.00 and the exercise price of your option is $20.00, this option will be cancelled for no consideration.

The Merger Agreement requires each holder of options to enter into a Consent to Surrender of Stock-Based Awards in order for that holder to receive any payments in connection with the Merger.

Q3:	Will I owe taxes when my options are surrendered in connection with the Merger?

A3:	It depends. If the aggregate value of the Merger consideration that you are entitled to receive exceeds the aggregate exercise price for your options, the difference between the aggregate exercise price and the aggregate Merger consideration that you will receive will be treated as compensation taxable as ordinary income to you. The aggregate exercise price for your options shall be deducted (a) first from the cash portion of the Merger consideration that you are eligible to receive, to the extent that such amount exceeds the tax withholdings (determined as of the effective date of the Merger), and (b) then from the aggregate per share consideration that you are eligible to receive in connection with the Merger, with the value of such per share consideration based on the average of the high and low sales prices of Hilltop’s common stock on the New York Stock Exchange, as reported on the New York Stock Exchange Composite Transaction Tape, at the effective time of the Merger. If the exercise price of your option is greater than or equal to the value of the Merger consideration, this option will be cancelled for no consideration and you will not owe any taxes in respect thereof.

For example, assume you hold an option for 1,000 shares with an exercise price equal to $8.00 per share. Assume also that the per share price of Hilltop is $10.52 on the effective date of the Merger. Based upon these facts, you would be eligible to receive 776 shares of Hilltop, with a fair market value of $8,163.52 on the effective date of the Merger, and $9,000 cash, for an aggregate value of $17,163.52, prior to deduction of your exercise price ($8,000) and any required tax withholdings. Your taxable income relating to the surrender of your options would be $9,163.52 ($17,163.52, less your $8,000 aggregate exercise price). The required tax withholdings are based on the value of the Merger consideration you are entitled to receive, determined as of the effective date of the Merger. Based on the supplemental withholding rate of 25%, a social security tax rate of 4.2% (assuming you have not reached the social security wage base limit as of the date the Merger is consummated), and Medicare tax rate of 1.45%, the amount of $2,808.62 would be withheld from your cash payment to satisfy the withholdings obligations with respect to the Hilltop stock and cash you will receive in connection with the Merger. Because your cash consideration ($9,000) would not be sufficient to cover both the exercise price due and the required tax withholdings (total of $10,808.62), after deduction of your required tax withholdings, $6,190.56 of your cash consideration would be used to pay a portion of your exercise price, and, based on a per share price of $10.52 for Hilltop’s stock, 172 shares will be deducted from the per share consideration you are eligible to receive to pay a portion of your exercise price. Accordingly, you would receive 604 shares of Hilltop, and $0.82 [776 shares, less 172 shares used to pay your exercise price, and $9,000 less the tax withholdings of $2,808.62 and the remainder of your exercise price of $6,190.56] upon surrender of your stock options.

Your individual tax situation may be different. You are advised to consult with your own tax advisor regarding the tax consequences of your receipt of the Merger consideration. The Company makes no representation, guarantee or other undertaking regarding the tax consequences to you of your receipt of the Merger consideration.

Q4:	How will I pay any taxes due when option vests?

A4:	As shown in the example in Q&A 3 above, the cash portion of the Merger consideration payable to you upon surrender of your options will be reduced first by the applicable Federal, state and local withholding taxes due with respect to the Hilltop stock and cash you will receive in connection with the Merger and then by the aggregate exercise price.

In the event the withholding taxes due exceed the cash portion of the payment payable to you, then you will be required to remit in cash (or make other arrangements that are satisfactory to Merger Sub and Hilltop for the satisfaction of) the remaining withholding taxes before you will receive the stock portion of the Merger consideration payable to you. Subject to securities law restrictions, following its delivery to you upon completion of the Merger, you may be able to sell the Hilltop stock that you receive in the Merger.

Q5:	When will I receive payment in connection with the surrender of my options?

A5:	As soon as reasonably practicable after the effective time of the Merger, but in any event within 15 business days after the effective time of the Merger, subject to receipt by Hilltop of your duly executed Consent to Surrender of Stock-Based Awards and satisfaction by you of your tax withholding obligations, you shall receive payment of the Merger consideration that you are eligible to receive in connection with the surrender of your options.

Q6:	What if I hold other equity awards relating to PCC’s common stock, in addition to my stock options – will each award be treated separately or will they be aggregated for purposes of calculating my taxes due?

A6:	If you hold more than one type of equity award, for example, stock options and restricted stock units, the merger consideration payable with respect to your awards will be aggregated for purposes of determining your required withholdings, and for purposes of satisfying those withholding obligations.

For example, assume you hold an option for 1,000 shares with an exercise price equal to $8.00 per share and 1,000 restricted stock units. As in the example in Q&A 3 above, assume also that the per share price of Hilltop is $10.52 on the effective date of the Merger. Based upon these facts, you would be eligible to receive 1552 shares of Hilltop, with a fair market value of $16,327.04 on the effective date of the Merger, and $18,000 cash, for an aggregate value of $34,327.04, prior to deduction of your exercise price ($8,000) and any required tax withholdings. Your taxable income relating to the surrender of your options would be $26,327.04 ($34,327.04, less your $8,000 aggregate exercise price). The required tax withholdings are based on the value of the Merger consideration you are entitled to receive, determined as of the effective date of the Merger. Based on the supplemental withholding rate of 25%, a social security tax rate of 4.2% (assuming you have not reached the social security wage base limit as of the date the Merger is consummated), and Medicare tax rate of 1.45%, the amount of $8,069.24 would be withheld from your cash payment to satisfy the withholding obligations with respect to the Hilltop stock and cash you will receive for your stock options and restricted stock units in connection with the Merger. Accordingly, you would receive 1552 shares of Hilltop, plus $1,930.76 [$18,000 less the tax withholdings of $8,069.24. less your $8,000 exercise price] upon surrender of your stock options and restricted stock units.

As noted above, your individual tax situation may be different. You are advised to consult with your own tax advisor regarding the tax consequences of your receipt of the Merger consideration. The Company makes no representation, guarantee or other undertaking regarding the tax consequences to you of your receipt of the Merger consideration.

If you have additional questions (other than tax-related questions), please contact Scott Luedke, Executive Vice President and General Counsel of PCC at (214) 252-4007.

Forward-Looking Statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause Hilltop’s or PCC’s actual results, performance or achievements to be materially different from any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made and none of Hilltop, PCC nor their affiliates assumes any duty to update forward-looking statements. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “may,” “plan,” “will,” “would” and other similar expressions are intended to identify these forward-looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) the possibility that the Merger does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; (ii) changes in Hilltop’s stock price before closing, including as a result of PCC’s earnings, broader stock market movements, and the performance of financial companies and peer group companies; (iii) the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which PCC operates; (iv) the ability to promptly and effectively integrate the businesses of Hilltop and PCC; (v) the reaction of the companies’ customers, employees and counterparties to the transaction; and (vi) diversion of management time on merger-related issues. For more information, see the risk factors described in each of Hilltop’s and PCC’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and other filings with the Securities and Exchange Commission (the “SEC”).

Additional Information

In connection with the proposed transaction, Hilltop has filed with the SEC a definitive registration statement on Form S-4 that includes a joint proxy statement of Hilltop and PCC that also constitutes a prospectus of Hilltop, and which has been mailed to shareholders of PCC and Hilltop. Hilltop and PCC also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive joint proxy statement/prospectus and other relevant documents filed by Hilltop and PCC with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC are available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Hilltop Investor Relations at (214) 855-2177. Copies of the documents filed by PCC with the SEC are available free of charge on PCC’s website at www.plainscapital.com or by contacting PCC’s Investor Relations at (214) 252-4155.

Participants in the Solicitation

Hilltop and PCC and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s Annual Report on Form 10-K filed with the SEC on March 9, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 30, 2012. You can find information about PCC’s executive officers and directors in PCC’s Annual Report on Form 10-K filed with the SEC on March 16, 2012 (as it may be amended from time to time) and its definitive proxy statement filed with the SEC on April 3, 2012. Additional information regarding the interests of such potential participants is included in the definitive joint proxy statement/prospectus referred to above, and in other relevant documents filed with the SEC if and when they become available. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop or PCC using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

PlainsCapital Corporation

Consent to Surrender of Stock-Based Awards

In consideration of the payment referred to below, I hereby consent to the cancellation of all shares of restricted stock, restricted stock units or stock options (collectively, “Stock Awards”) granted to me as set forth on the Outstanding Equity Awards Summary (a copy of which is attached hereto), which are outstanding immediately prior to the “Effective Time” (as defined in the Agreement and Plan of Merger, dated as of May 8, 2012, by and among PlainsCapital Corporation (“Company”), Hilltop Holdings Inc. (“Purchaser”) and Meadow Corporation (“Merger Sub”), a wholly owned subsidiary of Purchaser) of the merger of the Company with and into Merger Sub.

I understand that, as consideration for such cancellation, Purchaser will, subject to my delivery of this consent to Purchaser, deliver or cause to be delivered to me, for each share of common stock of the Company underlying the Stock Awards, $9.00 in cash and .776 shares of common stock of Purchaser (subject to certain adjustments) and any cash in lieu of fractional shares, less the aggregate exercise price, in the case of stock options, and in each case, less and subject to the satisfaction of applicable Federal, state and local withholding taxes. I understand that the cash portion of the merger consideration payable to me will be reduced by applicable withholding taxes, and I acknowledge that if those withholding taxes exceed the cash portion of the merger consideration payable to me, then I will be required to remit in cash (or make other arrangements that are satisfactory to the Merger Sub and Purchaser for the satisfaction of) the remaining withholding taxes before I will receive the stock portion of the merger consideration. I also understand that the aggregate exercise price for my stock options will be deducted (a) first from the cash portion of the merger consideration, to the extent that amount exceeds applicable withholding taxes, and (b) then from the stock portion of the merger consideration, at a rate per share of common stock of Purchaser based on the average of the high and low sales prices of the common stock of Purchaser on the New York Stock Exchange, as reported on the New York Stock Exchange Composite Transaction Tape, on the Closing Date. I also understand that stock options that have an exercise price of more than or equal to the value of the merger consideration will be cancelled, although no payment will be made for such stock options because their exercise price is greater than or equal to the value of the merger consideration.

I further understand that all Stock Awards previously granted to me as set forth on the Outstanding Equity Awards Summary are canceled and of no further force or effect as of the Effective Time.

Date	Signature

Name (Please Print)

Acknowledged and agreed:

PLAINSCAPITAL CORPORATION

By:
Name: Scott J. Luedke
Title: Executive Vice President and General Counsel